

SECU  ION

12061958

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52540

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trinity Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 West Ravine Court
(No. and Street)

Mequon	WI	53092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kirt Bjork (262) 241-9983
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walkowicz, Boczkiewicz & Co., S.C.
(Name – *if individual, state last, first, middle name*)

1900 E. Main Street, Suite 100	Waukesha	WI	53186
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Kirt Bjork, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trinity Distributors, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Trinity Distributors, LLC

Annual Report

December 31, 2011

Table of Contents


WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS
1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

EDWARD J. WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
ROXANN V. COWAN, CPA
SHANNON M. ROSZAK, CPA
MICHELLE A. SCHKERYANTZ, CPA
WILL A. SILVERS, CPA
CHRISTOPHER P. OLSON, CPA
WENDY L. HANSON

Independent Auditor's Report

To the Member
of Trinity Distributors, LLC

We have audited the accompanying statements of financial condition of Trinity Distributors, LLC as of December 31, 2011 and December 31, 2010, and the related statements of operations, changes in member's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trinity Distributors, LLC as of December 31, 2011 and December 31, 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with accounting standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Walkowicz, Boczkiewicz & Co., S.C.

Waukesha, Wisconsin
April 9, 2012

Phone: (262) 548-0444 Fax: (262) 548-0935 Web Page: www.wbcosc.com Email: edw@wbcosc.com

Trinity Distributors, LLC
Statements of Financial Condition
December 31, 2011 and December 31, 2010

Assets

	2011	2010
Cash	$ 6,191	$ 12,964
Property and equipment, net	95	190
Total Assets	$ 6,286	$ 13,154

Liabilities and Member's Equity

	2011	2010
Member's Equity	6,286	13,154
Total Liabilities and Member's Equity	$ 6,286	$ 13,154

See notes to financial statements.

Trinity Distributors, LLC
Statements of Operations
For the Years Ended December 31, 2011 and December 31, 2010

	2011	2010
Revenues:		
Commissions and other revenue	$ 3,500	$ 19,200
Interest income	8	24
Total Revenues	3,508	19,224
Expenses:		
Depreciation	95	833
Dues and fees	698	931
Professional fees	3,384	7,773
Rent	11,488	11,488
Total Expenses	15,665	21,025
Net Loss	$ (12,157)	$ (1,801)

See notes to financial statements.

Trinity Distributors, LLC
Statements of Changes in Member's Equity
For the Years Ended December 31, 2011 and December 31, 2010

Balance, December 31, 2009	$ 11,963
Distributions	-
Contributions	2,992
Net Loss	(1,801)
Balance, December 31, 2010	13,154
Distributions	-
Contributions	5,289
Net Loss	(12,157)
Balance, December 31, 2011	$ 6,286

See notes to financial statements.

Trinity Distributors, LLC
Statements of Cash Flows
For the Years Ended December 31, 2011 and December 31, 2010

	2011	2010
Cash Flows from Operating Activities:		
Net Loss	$ (12,157)	$ (1,801)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	95	833
Decrease in Liabilities:		
Accounts payable	-	(2,074)
Net Cash Used in Operating Activities	(12,062)	(3,042)
Cash Flows from Financing Activities:		
Contributrion from member	5,289	2,992
Net Cash Provided by Financing Activities	5,289	2,992
Net Decrease in Cash	(6,773)	(50)
Cash - Beginning of year	12,964	13,014
Cash - End of year	$ 6,191	$ 12,964

Supplementary Disclosures of Cash Flow Information:

Cash paid during the period for:		
Interest	$0	$0
Income taxes	$0	$0

See notes to financial statements.

Trinity Distributors, LLC
Notes To Financial Statements
December 31, 2011 and December 31, 2010

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

Trinity Distributors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. or "FINRA." The Company is a Wisconsin limited liability corporation formed on October 15, 1998 for the purpose of conducting business as an independent investment sales and marketing firm. The Company is registered as a broker-dealer in Wisconsin, Illinois and Florida.

Income Taxes

The Company is treated as a limited liability company (LLC) for federal and state income tax purposes. As such, the Company's income, losses, and credits are included in the income tax return of its member.

Property and Equipment

Property and equipment are recorded at cost. Major expenditures for property and equipment are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is calculated using the straight line method over estimated useful lives ranging from 5-10 years.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Net Capital Requirements

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company's net capital and required net capital were $5,000 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 0%.

Trinity Distributors, LLC
Notes To Financial Statements
December 31, 2011 and December 31, 2010

Note 3 - Property and Equipment

Property and equipment is stated at cost less accumulated depreciation at December 31, 2011 and is summarized as follows:

	2011	2010
Computer equipment	$ 46,450	$ 46,450
Furniture and fixtures	14,705	14,705
	61,155	61,155
Less: accumulated depreciation	(61,060)	(60,965)
Net property and equipment	$ 95	$ 190

Depreciation expense for the year ended December 31, 2011 and December 31, 2010 was $95 and $833, respectively.

Note 4 - Operating Lease

The Company leases office space from its member on a month to month basis at $957 per month. Total rent expense for 2011 and 2010 was $11,488.

Note 5 - Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2011. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Note 6 - Subsequent Events

The Company has reviewed events and transactions through April 9, 2012, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Trinity Distributors, LLC
Computation of Net Capital and Aggregate Indebtedness
For the Year Ended December 31, 2011

	2011
Net Capital Computation	
Member's equity at year end	$ 6,286
Deductions:	
Nonallowable assets:	
Net property and equipment	(95)
Net Capital	$ 6,191
Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ -
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Computation of Aggregate Indebtedness	
Total liabilities	$ -
Aggregate Indebtedness	$ -
Percentage of Aggregate Indebtedness to Net Capital	0.00%
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2011):	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 6,191
Net Capital Per Above	$ 6,191

WALKOWICZ, BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS
1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

EDWARD J. WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
ROXANN V. COWAN, CPA
SHANNON M. ROSZAK, CPA
MICHELLE A. SCHKERYANTZ, CPA
WILL A. SILVERS, CPA
CHRISTOPHER P. OLSON, CPA
WENDY L. HANSON

Independent Auditor's Report on Internal Control

To the Member
Trinity Distributors, LLC

In planning and performing our audit of the financial statements of Trinity Distributors, LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Phone: (262) 548-0444 Fax: (262) 548-0935 Web Page: www.wbcosc.com Email: edw@wbcosc.com

Because of inherent limitations in any internal control and practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audits of the financial statements of Trinity Distributors, LLC for the year ended December 31, 2011, and this report does not affect our report thereon dated April 9, 2012. In addition, no facts came to our attention which would indicate the Company was not in compliance with its type k(2)(i) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Wolkoviz, Bogeng & Co S.C.

Waukesha, Wisconsin
April 9, 2012